N-SAR Item 77.I.  Terms of New or Amended Securities

     At a meeting held on July 16, 2008, the Board of Directors of The Dreyfus Third Century Fund, Inc. (the "Fund") approved a proposal to modify the eligibility requirements of the Fund's Class I shares. These changes, with respect to the Fund, were reflected in a Post Effective Amendment to the Fund's Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on July 22, 2008.